Via Facsimile and U.S. Mail
Mail Stop 4720

March 3, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
**   Form 8-K filed on February 8, 2010**
**   File No. 001-8787**

Dear Mr. Benmosche:

We have reviewed your March 1, 2010 response to our February 8, 2010 comment letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

1. We note your response to our prior comment 2. We believe that when you file the execution copy of the Letter Agreement as an exhibit to your Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2010, you will need to also file a copy of the performance metrics referenced in the Letter Agreement. To the extent the performance metrics are not set forth in a formal document, you should file a written description of the performance metrics. See Item 601(b)(10)(iii) of Regulation S-K. Please acknowledge that your Form 10-Q for the quarter ending March 31, 2010 will include as an exhibit a document with the performance metrics.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel